UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007	Commission File Number: 0-30600
The Westaim Corporation
(translation of registrant’s name into English)
144 – 4th Avenue, S.W., Suite 1010
Calgary, Alberta, Canada T2P 3N4
(address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXHIBIT INDEX
1.	Material Change Report dated May 30, 2007 re filing of Form F-1 Registration Statement.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: May 30, 2007	By:	/s/ Brian D. Heck
Brian D. Heck
Vice President, General Counsel and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

The Westaim Corporation 1010, 144 – 4th Avenue S.W. Calgary, Alberta T2P 3N4

2.	Date of Material Change:

May 23, 2007.

3.	News Release:

A news release was distributed on May 23, 2007 and disseminated through the facilities of Canada Newswire and filed on SEDAR.

4.	Summary of Material Change:

On May 23, 2007, The Westaim Corporation (“Westaim”) announced that, as part of its strategic review of all operations, it is implementing operational changes at iFire Technology (“iFire”) and an organizational change at Westaim.

5.	Full Description of the Material Change:

Westaim will be reducing staffing levels at iFire to a core team of approximately 50 employees, who will focus primarily on phosphor development projects. These changes are expected to save more than $15 million in annual operating costs for iFire. One-time reorganization costs including severance and transition costs are expected to be approximately $7 million.

Westaim also announced that Barry M. Heck, President and CEO of Westaim, will resign his position as CEO and Director of Westaim to devote more time to NUCRYST Pharmaceuticals Corp. (“Nucryst”). Mr. Heck’s role at Nucryst will change from non-executive Chairman to Executive Chairman. Drew Fitch, Westaim’s current Senior Vice President and Chief Financial Officer, will be appointed President and Chief Executive Officer of Westaim and will also be appointed to the Board of Directors. Both changes became effective on the date of announcement.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

Brian D. Heck, Vice President, General Counsel and Corporate Secretary of Westaim is knowledgeable about the material change and may be reached at (780) 992-5560.

9.	Date of Report:

Dated this 30th day of May, 2007.